CUSIP No. 957136 10 4                                     Page 1 of 8 Pages

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. _)*

                    Westborough Financial Services, Inc.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                 957136 10 4
                               (CUSIP Number)

                            Joseph F. MacDonough
                    President and Chief Executive Officer
                          Westborough Bancorp, MHC
                             100 E. Main Street
                      Westborough, Massachusetts 01581
                        Telephone No. (508) 366-4111
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 15, 2000
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [Sections] 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box   [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [Section] 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP   957136 10 4                                       Page 2 of 8 Pages

---------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Westborough Bancorp, MHC                     EIN:  04 3504122
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)   [ ]
                                                                  (b)   [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO - Acquired in corporate reorganization. -- See response to Item 3.
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)   [ ]

      Not Applicable
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
---------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                1,027,893
SHARES             --------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     -0-
REPORTING          --------------------------------------------------------
PERSON             9     SOLE DISPOSITIVE POWER
WITH
                         1,027,893
                   --------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         -0-
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,027,893
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES   [ ]
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      65.0%
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC
---------------------------------------------------------------------------

Item 1.    Security and Issuer

      The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $.01 per share (the "Common Stock"), of Westborough Financial Services, Inc., a Massachusetts corporation (the "Company"), having its principal office at 100 E. Main Street, Westborough, Massachusetts 01581.

Item 2.    Identity and Background

      (a)-(c) This Schedule 13D is being filed by Westborough Bancorp, MHC, a Massachusetts chartered mutual holding company (the "MHC"). The MHC's principal business is holding 65.0% of the Common Stock of the Company and indirectly controlling The Westborough Bank (the "Bank"). The business address of the MHC is 100 E. Main Street, Westborough, Massachusetts 01581.

      The following information is being provided with respect to each executive officer and director of the MHC (the "Insiders").

Name                      Principal Occupation or Employment
----                      ----------------------------------

Nelson P. Ball            Director of the Bank and the Company.  Trustee of
                          the MHC.  Owner of Ball Financial Services, Co.

Edward S. Bilzerian       Director of the Bank and the Company.  Trustee of
                          the MHC.  President of Bilzerian Consulting Group,
                          Inc.

Vickie A. Bouvier         Vice President and Operations Officer of the Bank.

David E. Carlstrom        Director of the Bank and the Company.  Trustee of
                          the MHC.  President of Carlstrom Pressed Metal
                          Co., Inc.

John L. Casagrande        Director of the Bank and the Company.  Trustee of
                          the MHC.  Senior Vice President and Treasurer of
                          the Bank, the Company and the MHC.

William W. Cotting, Jr.   Director of the Bank and the Company.  Trustee of
                          the MHC.  Attorney in private practice.

Robert G. Daniel          Director of the Bank and the Company.  Trustee of
                          the MHC.  President and Treasurer of Westborough
                          Insurance Agency, Inc.

Margaret I. Duquette      Director of Human Resources of the Bank.

Earl H. Hutt              Director of the Bank and the Company.  Trustee of
                          the MHC.  Investment advisor and portfolio manager
                          for private industry.

Walter A. Kinell, Jr.     Chairman of the Board of the Bank, the Company and
                          the MHC.  Retired President and Chief Executive
                          Officer of the Bank.

Robert A. Klugman         Director of the Bank and the Company.  Trustee of
                          the MHC. Medical Doctor.

Roger B. Leland           Director of the Bank and the Company.  Trustee of
                          the MHC. Attorney at Leland Law Associates and
                          insurance broker at Leland Insurance Agency, Inc.

Joseph F. MacDonough      President, Chief Executive Officer and Director of
                          the Bank and the Company.  President, Chief
                          Executive Officer and Trustee of the MHC.

Paul F. McGrath           Director of the Bank and the Company.  Trustee of
                          the MHC.  Certified public accountant at Mottle
                          McGrath Braney & Flynn, P.C.

Charlotte C. Spinney      Director of the Bank and the Company.  Trustee of
                          the MHC. Retired social studies teacher.

Phyllis A. Stone          Director of the Bank and the Company.  Trustee of
                          the MHC.  Vice President and Treasurer of Comey
                          Oil Co., Inc.

James E. Tashjian         Director of the Bank and the Company.  Trustee of
                          the MHC.  Partner in the law firm of Tashjian,
                          Simsarian & Wickstrom.

Alexander P. Tautkas      Vice President and Senior Loan Officer of the
                          Bank.

Daniel G. Tear            Director of the Bank and the Company.  Trustee of
                          the MHC. Business consultant.

Sharyn L. Tomasso         Vice President and Director of Marketing of the
                          Bank.

      (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  All of the Insiders are U.S. citizens.

Item 3.    Source and Amount of Funds or Other Consideration

      On February 15, 2000, the Bank consummated its reorganization into the mutual holding company form of organization, whereby the following steps were taken: (i) the Bank organized a mutual savings bank as a wholly owned subsidiary (the "Mutual Bank"); (ii) the Mutual Bank organized two wholly owned subsidiaries, one of which was the Company and the other of which was an interim stock savings bank (the "Interim Bank"); (iii) the Bank exchanged its charter for a Massachusetts stock savings bank charter to become the Bank in stock form; (iv) the Mutual Bank exchanged its charter for a Massachusetts mutual holding company charter to become the MHC; (v) the Interim Bank merged with and into the Bank with the Bank as the resulting institution, and the depositors of the Bank received interests in the MHC that were identical to interests formerly held in the Bank; and (vi) the MHC contributed the capital stock of the Bank to the Company, and the Bank in stock form became a wholly owned subsidiary of the Company.

      In connection with the reorganization, the Company sold 553,481 shares of its Common Stock at $10.00 per share to the public and issued 1,027,893 shares of such Common Stock to the MHC. As discussed in Step (iv) above, the Mutual Bank became the MHC. The funds to purchase the Company's shares originated from the Mutual Bank's organizational funds.

Item 4.    Purpose of Transaction

      The reorganization will afford the Bank greater operating flexibility to meet current and future business goals. The mutual holding company corporate structure will better position the Bank to compete with other financial institutions and to take advantage of business opportunities. By issuing only a minority of Company's common stock to the public, the organization preserves its ability to remain an independent community-oriented organization.

      Although the MHC and Insiders intend to exercise their rights as stockholders, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
(g) any change in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

      (a-b) The MHC beneficially owns (with sole voting and dispositive power) an aggregate of 1,027,893 shares of Common Stock or 65.0% of the shares issued and outstanding on February 15, 2000. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them, except as otherwise indicated. The following information is provided with respect to the Insiders as of February 15, 2000:

                              Number of Shares           Percent of
                                Directly and         Outstanding Shares
Name                         Beneficially Owned        of Common Stock
----                         ------------------      ------------------

Nelson P. Ball                     3,500(2)                  (1)

Edward S. Bilzerian                3,000                     (1)

Vickie A. Bouvier                  1,209(3)                  (1)

David E. Carlstrom                 2,500(4)                  (1)

John L. Casagrande                 1,351(5)                  (1)

William W. Cotting, Jr.            1,000                     (1)

Robert G. Daniel                   7,500                     (1)

Margaret I. Duquette                 639(6)                  (1)

Earl H. Hutt                       3,500(7)                  (1)

Walter A. Kinell, Jr.              6,500(8)                  (1)

Robert A. Klugman                  7,500(9)                  (1)

Roger B. Leland                    6,500(10)                 (1)

Joseph F. MacDonough               8,734(11)                 (1)

Paul F. McGrath                    5,000(12)                 (1)

Charlotte C. Spinney               1,500(13)                 (1)

Phyllis A. Stone                   1,650(14)                 (1)

James E. Tashjian                  3,000(15)                 (1)

Alexander P. Tautkas               1,550(16)                 (1)

Daniel G. Tear                     2,000(17)                 (1)

Sharyn L. Tomasso                    300(18)                 (1)

<F1>  Less than 1% of the total outstanding shares of Common Stock.
<F2>  These shares are held directly by Mr. Ball's spouse.
<F3>  Includes 859 shares held in Ms. Bouvier's 401(k) Plan, 325 shares held jointly with her spouse and 25 shares held jointly with her mother.
<F4>  These shares are held jointly with Mr. Carlstrom's spouse.
<F5>  These shares are held in Mr. Casagrande's 401(k) Plan.
<F6>  These shares are held in Ms. Duquette's 401(k) Plan.
<F7>  These shares are held jointly with Mr. Hutt's spouse.
<F8>  These shares are held jointly with two of Mr. Kinell's children.
<F9>  Includes 6,000 shares held in Mr. Klugman's Individual Retirement
      Account ("IRA").
<F10> Includes 4,500 shares held in Mr. Leland's living trust and 2,000 shares held in his spouse's IRA.
<F11> Includes 1,741 shares held in Mr. MacDonough's IRA, 1,814 shares held in his spouse's IRA, 1,679 shares held in his 401(k) Plan and 3,500 shares held jointly with his spouse.
<F12> These shares are held in Mr. McGrath's IRA.
<F13> These shares are held in Ms. Spinney's IRA.
<F14> Includes 75 shares held by Ms. Stone as custodian for three individuals and 1,500 shares held jointly with her spouse.
<F15> These shares are held jointly with Mr. Tashjian's spouse.
<F16> Includes 411 shares held in Mr. Tautkas' 401(k) Plan and 800 shares owned by his father over which Mr. Tautkas has power of attorney.
<F17> These shares are held in Mr. Tear's living trust.
<F18> These shares are held jointly with Ms. Tomasso's spouse.

      (c)  Not applicable.

      (d) No person or entity other than the MHC has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the MHC's Common Stock reported in this schedule.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.    Material Required to Be Filed as Exhibits

      None.


                                  Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Westborough Bancorp, MHC


                                  By:  /s/ Joseph F. MacDonough
                                       Joseph F. MacDonough
                                       President and Chief Executive Officer

February 25, 2000